Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-2868) on Form S-8 of Mobile Mini, Inc. Profit Sharing Plan and Trust of our report dated June 19, 2015, with respect to the statements of net assets available for benefits of Mobile Mini, Inc. Profit Sharing Plan and Trust as of December 31, 2014, and 2013, the related statement of changes in net assets available for benefits for the year then ended December 31, 2014, and the related supplemental schedule as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of Mobile Mini, Inc. Profit Sharing Plan and Trust.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 19, 2015